Emerald Groundhog Day Investment Forum

February 1, 2007

# the power of community

CommunityBanks

Local People…Local Decisions®



◆ **Representatives**

    ◆ **Eddie L. Dunklebarger**
       *Chairman, President and CEO*

    ◆ **Donald F. Holt**
       *EVP and CFO*



# Disclaimer

This presentation contains "forward looking" information, as defined by the Private Securities Litigation Reform Act of 1995, that is based on Community's current expectations, estimates and projections about future events and financial trends affecting the financial condition of its business. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties and, accordingly, actual performance results may differ materially. Community undertakes no obligation to publicly update or revise forward looking information, whether as a result of new, updated information, future events, or otherwise.

**CommunityBanks**

# the power of community

- ◆ *CMTY Profile*

- ◆ *Performance Trends*

- ◆ *The Challenge Ahead*

- ◆ *Strategic Focus*

**Community**Banks

# the power of community

- ♦ *CMTY Profile*

- ♦ Performance Trends

- ♦ The Challenge Ahead

- ♦ Strategic Focus

**Community**Banks

# CMTY Profile

- **$3.5 Billion in Total Assets**
  - **6 Regions: Centralized Support; Regional Delivery**
  - **74 Locations: Central PA; Poconos to Maryland**

- **Largest Financial Services Company**

  Headquartered in Harrisburg, Pennsylvania's Capital

- **Two pending acquisitions: East Prospect; BUCS**

- **Enviable Footprint;  Desirable & Diversified**

  Franchise

**CommunityBanks**

# The CMTY Franchise


SNYDER
NORTHUMBERLAND
SCHUYLKILL
DAUPHIN
11 Locations
LEBANON
BERKS
CUMBERLAND
LANCASTER
12 Locations
CHESTER
YORK
ADAMS
CARROLL
BALTIMORE
HOWARD
MONTGOMERY
PHILADELPHIA
DELAWARE
LEHIGH
CARBON
COLUMBIA
SULLIVAN
WYOMING

CommunityBanks

# Balance Sheet Profile

| (in thousands) | 12/31/06 | 12/31/05 | % Change |
|---|---|---|---|
| Investments | $ 659,136 | $ 628,585 | 5% |
| Loans, Net | 2,347,263 | 2,214,100 | 6% |
| Intangibles | 259,406 | 259,080 | --- |
| Deposits | 2,513,182 | 2,294,367 | 10% |
| Borrowings | 475,554 | 548,900 | 13% |
| Equity | 486,161 | 476,673 | 2% |

CommunityBanks

# the power of community

- **CMTY Profile**

- ***Performance Trends:*** *(year over year distortion)*

    - *2006:  Full year of acquisition in 2006*
        - *2005:  Mid-Year Merger*
        -
- **The Challenge Ahead**

- **Strategic Focus**

**CommunityBanks**

# GAAP Comparison (FTE)

| (in thousands, except EPS) | 2006 | 2005 | |
|---|---|---|---|
| Net Interest Income | $ 114,702 | $ 89,808 | |
| Provision for Loan Loss | (2,050) | (2,300) | |
| Non-Interest Income | 34,967 | 26,437 | |
| Non-Interest Expenses | (84,885) | (66,864) | |
| Special Charges | - - - | (8,205) | |
| Income Taxes | (21,703) | (13,235) | |
| Net Income | $ 41,031 | $ 25,641 | |
| EPS | $1.72 | $1.35 | +27% |

**Community Banks**

# Pro-Forma (without special charges)

| (in thousands, except EPS) | | Pro-forma | |
| --- | --- | --- | --- |
| | **2006** | **2005** | |
| Net Interest Income | $ 114,702 | $ 89,808 | |
| Provision for Loan Loss | (2,050) | (2,300) | |
| Non-Interest Income | 34,967 | 26,437 | |
| Non-Interest Expenses | (84,885) | (66,864) | |
| Income before taxes | 62,734 | 47,081 | |
| Income Taxes | (21,703) | (16,167) | |
| Net Income | $ 41,031 | $ 30,914 | |
| EPS | $1.72 | $1.63 | +6% |

CommunityBanks

# Four Components of Performance

- *Net Interest Income*

- *Provision/Credit Quality*

- *Non-Interest Income*

- *Non-Interest Expense*

CommunityBanks

# Net Interest Income/Net Interest Margin

| | 2006 | | 2005 | | Change | |
|---|---|---|---|---|---|---|
| | Amount | Yield/ Rate | Amount | Yield/ Rate | Amount | Yield/ Rate |
| Interest income | $205,436 | 6.95% | $149,456 | 6.26% | | 0.69% |
| Interest expense | 90,734 | 3.56% | 59,648 | 2.90% | | 0.66% |
| Net interest income | $114,702 | | $ 89,808 | | $24,894 | |
| Interest spread | | 3.39% | | 3.36% | | 0.03% |
| Impact of non-interest funds | | 0.49% | | 0.40% | | 0.09% |
| **Net interest margin** | | 3.88% | | 3.76% | | 0.12% |

# Provision/Credit Quality

| Activity for the Period: | 2006 | 2005 |
|---|---|---|
| Net Charge-Offs | $ 1,389 | $ 824 |
| Provision for Loan Losses | 2,050 | 2,300 |
| | | |
| Net Charge-Offs to Average Loans | 0.06% | 0.05% |

| Problem Loan Trends: | 12/31/2006 | 12/31/2005 |
|---|---|---|
| Accruing Loans Past 90 Days | $ 659 | $ 22 |
| Non-Accrual Loans | 10,662 | 9,060 |
| Total Risk Elements | 11,358 | 10,529 |
| Allowance to Loans | 1.00% | 1.03% |
| Allowance to Non-Accrual Loans | 222% | 253% |

*(dollars in thousands)*

**CommunityBanks**

## Provision/Credit Quality

### Charge Off History



Net Charge-Offs to
Average Loans
0.40%
0.35%
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
2001
2002
2003
2004
2005
2006
CMTY
Blue Ball


CommunityBanks

# Non-Interest Income: Summary

| | 2006 | 2005 | Change Amount | % |
|---|---|---|---|---|
| Investment management and trust | $ 4,394 | $ 2,692 | $ 1,702 | 63% |
| Service charges: deposits | 11,507 | 9,413 | 2,094 | 22% |
| Other service charges | 7,272 | 5,452 | 1,820 | 33% |
| Insurance premium/commissions | 4,120 | 3,350 | 770 | 23% |
| Mortgage banking | 2,172 | 2,354 | (182) | (8)% |
| Earnings on investment in life insurance | 2,725 | 2,063 | 662 | 32% |
| Other | 2,045 | 854 | 1,191 | 139% |
| | 34,235 | 26,178 | 8,057 | 31% |
| Security gains | 732 | 259 | 473 | 183% |
| Total non-interest income | $34,967 | $26,437 | $ 8,530 | 32% |

CommunityBanks

# Non-Interest Income

**(Excluding Security Gains)**

- AUM at $414 million with addition of Sentry (Q4)

- *Retail investment sales remain brisk*

- Insurance operations augmented by mid-May acquisition of Lancaster Co (PA) agency

- *Electronic Payment Fees (Debit Transactions)* Provided Lift; Awareness Programs

- Cooling Mortgage Market Curbed Growth in Mortgage Brokerage and Title Insurance Fees

- *Two favorable purchase-related adjustments* ($900,000)

**CommunityBanks**

# Non-Interest Expense Trend

| | 2006 | 2005 | Change Amount | % |
|---|---|---|---|---|
| Salary and benefits | $ 46,434 | $ 36,998 | $ 9,436 | 26% |
| Occupancy and equipment expense | 14,117 | 11,355 | 2,762 | 24% |
| Marketing expense | 1,752 | 2,036 | (284) | (14)% |
| Telecommunications expense | 2,243 | 1,359 | 884 | 65% |
| Amortization of intangibles | 2,639 | 1,424 | 1,215 | 85% |
| Other expenses | 17,700 | 13,692 | 4,008 | 29% |
| Subtotal | 84,885 | 66,864 | 18,021 | 27% |
| Merger, conversion, and restructuring | --- | 8,205 | (8,205) | --- |
| | $ 84,885 | $ 75,069 | $ 9,816 | 13% |

CommunityBanks

# 2006: Efficiency Trends



*(The efficiency ratio does not include merger, conversion, and restructuring expenses.)*

**CommunityBanks**

# Performance Goals

**Guideposts Under Purchase Accounting**

|  | 2006 |
|---|---|
| ◆ *ROTE range of 17% to 22%* | **19.6%** |
| ◆ *Core EPS Growth of 10%* | **6%** |
| ◆ *Annual Asset Growth of 10%* | **28%** |
| ◆ *Non-Interest Income to 30%* | **23%** |
| ◆ *Efficiency Ratio to 55%* | **57.3%** |

**CommunityBanks**

# Performance Metrics

| Traditional Metric | Corresponding Purchase Accounting Metric * | 2006 | |
| --- | --- | --- | --- |
| | | Traditional | Purchase Accounting* |
| **Efficiency** Ratio | **Operating** Efficiency Ratio | **57.33%** | **55.55%** |
| **EPS** | **Operating EPS** | **$1.72** | **$1.79** |
| **ROA** | **ROTA** | **1.21%** | **1.36%** |
| **ROE** | **ROTE** | **8.63%** | **19.57%** |
| **Equity to** Assets | **Tangible Equity to** Assets | **13.90%** | **7.05%** |

**\* Non-GAAP Measures**

**Community**Banks

# Capital Levels

| | 2006 | 2005 | "Well-Capped" |
|---|---|---|---|
| Regulatory Tier 1 | 8.67% | 8.17% | 6% |
| Regulatory Total | 11.53% | 10.99% | 10% |
| Tangible Equity to Assets | 7.05% | 7.14% | n/a |
| Equity to Assets | 13.90% | 14.30% | n/a |

CommunityBanks

# the power of community

- **CMTY Profile**

- **Performance Trends**

- *The Challenges Ahead*

- **Strategic Focus**

**CommunityBanks**

# The Challenges Ahead

- ◆ **Inverted Yield Curve**



# The Challenge: Margin Compression

| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
|---|---|---|---|---|
| | | | **2006** | |
| Asset yield | 7.05% | 7.08% | 6.93% | 6.74% |
| Funding Cost | 3.85% | 3.66% | 3.46% | 3.24% |
| Interest spread | 3.20% | 3.42% | 3.47% | 3.50% |
| Net interest margin | 3.71% | 3.90% | 3.94% | 3.98% |
| Net interest income | $28,089 | $28,854 | $28,917 | $28,842 |

**CommunityBanks**

# The Challenge: Margin Trend

## Change from Previous Quarter During 2006

### Increase / (Decrease)

[expressed in basis points - bp]

|  | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
|---|---|---|---|---|
| Earning Asset yield | (3 bp) | 15 bp | 19 bp | 21 bp |
| Funding costs – CD's | 26 bp | 25 bp | 19 bp | 25 bp |
| % of Funding from CD's | 49.1% | 47.9% | 47.5% | 43.9% |

CommunityBanks

# the power of community

- CMTY Profile
- The Challenge Ahead
- Performance Trends
- *Strategic Focus*
    - *Initiatives Beyond Margin*
    - *Vision*

**CommunityBanks**

# Strategic Focus: Revenue Enhancement

- **Overdraft Protection:**
  - *Mature Product/ Conservative Introduction/ Customer Acceptance*
  - *Opportunity for Changes:  Reliable History & Observable Trends*
    - *Increase Fee Structure*
    - *Increase available limit*
    - *Increase limits for direct deposit*
  - *"Business Overdraft Product"*

- **Debit Card Usage**
  - *Signature Programs*
  - *Customer awareness*
  - *Electronic Payment proliferation*

CommunityBanks

# Strategic Focus: Revenue Enhancement

(continued)

- ◆ **Retail Investment:**
  - ◆ *"Ramp up" license program*
  - ◆ *45 active annuity licenses; up 50% by year-end*
  - ◆ *7 "series 6" licenses*

- ◆ **Insurance Agencies:**
  - ◆ *Full year of May 2006 Acquisition*
  - ◆ *Term Life Initiative*

- ◆ **SEG Programs (Selected Employer Group)**
  - ◆ *Overlay of credit union culture from BUCS*

**CommunityBanks**

# Strategic Focus: <u>Expense Review</u>

- **<u>Check Processing/ Imaging/ Power Proof</u>**

- **<u>Image Truncation</u>:**
  - *Convert to Fee-based Service*
  - *Encourage Migration to e-statement*
  - *Reduce statement production/mailing costs*

- **<u>Regional reorganization</u>**
  - *Identified $1.6 million in annual savings thus far*
  - *Savings to occur in last three quarters of 2007*

- **<u>Office Rationalization</u>**
  - *Office Consolidation*
  - *Limited sale consideration: "fine tune"*

- **<u>Integrated Service Consolidation</u>**
  - *Title insurance*
  - *Property and Casualty Agencies*

**CommunityBanks**

# Strategic Vision: <u>Overview</u>

◆ **Our Mission:**

✓ <u>**Provider of choice**</u>

✓ <u>**Employer of choice**</u>

✓ <u>**Acquisition partner of choice**</u>

◆ *<u>Industry Consolidation</u>*__:__ **Two Pending Acquisitions**

 ◆ **East Prospect (core York County PA market)**

 ◆ **BUCS Financial (4 offices outside Baltimore)**

**Community**Banks

# BUCS Profile



| Non - Financial | |
|---|---|
| Charter: | Federal Thrift |
| Headquarters: | Owing Mills, MD |
| Branches: | 4 |
| Focus: | Consumer Oriented |
| Primary Markets: | Baltimore, Howard Counties |
| President: | Herb J. Moltzan |
| Inside Ownership: | 31.9% |

| Financial | |
|---|---|
| Assets ($000s) | $143,704 |
| Loans ($000s) | $116,352 |
| Deposits ($000s) | $104,705 |
| Eq / Assets | 8.01% |
| ROAA | 0.38% |
| ROAE | 4.63% |
| NPAs / Assets | 0.35% |

| Other |
|---|
| BUCS has a strong relationship with healthcare insurance provider, CareFirst, since it initially served its employees as a credit union. BUCS derives a significant amount of fee income from its consumer business. |

CommunityBanks

# Strategic Vision: Challenging Times

- **Current conditions require patience and** restraint

- *Refuse to sacrifice long-term viability for* short-team "reach"

- **Operating prerequisites:**
  - *Conservative Expansion*
  - *Cautious Optimism*
  - *Consistent Approach*

CommunityBanks

# Strategic Vision: Operating Prerequisites

- **Conservative Expansion:**
  - *Integrated Business Lines: Walk before you run*
  - *Deal Pricing: Driven by "achievable economics"*
  - *De-novo branching*

- **Cautious Optimism:**
  - *Rates will normalize*
  - *Underlying economy is solid*
  - *Credit quality is a staple*

- **Consistent Approach**
  - *Local market knowledge*
  - *Regional structure yields "market engagement"*

**CommunityBanks**



Questions

CommunityBanks